UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *
Autobytel Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
05275N106

(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 20, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS. Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,346,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,346,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,346,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS. Infield Acquisition, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,346,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,346,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,346,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS. Trilogy Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,346,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,346,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,346,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS. Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,346,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,346,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,346,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS. Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,346,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,346,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,346,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

     This Amendment No. 2 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed November 24, 2008 by the reporting persons with the Commission, as amended by Amendment No. 1 thereto filed December 12, 2008 (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover page(s) hereto.
     Versata Enterprises, Inc.
     The principal business of Versata Enterprises, Inc. is providing enterprise software products and services. Versata Enterprises is a wholly-owned subsidiary of Trilogy, Inc.
     Infield Acquisition, Inc.
     Infield Acquisition, Inc. is newly-formed, was organized for the purpose of making the tender offer described herein, and has no assets or operations and has not carried on any business or other activities other than as described herein. Infield Acquisition is a wholly-owned subsidiary of Trilogy Enterprises, Inc.
     Trilogy Enterprises, Inc.
     The principal business of Trilogy Enterprises is providing technology-powered business products and services. Trilogy Enterprises is a wholly-owned subsidiary of Trilogy.
     Trilogy, Inc.
     The principal business of Trilogy is providing technology-powered business products and services. Trilogy may be deemed to control, and beneficially own securities owned by, each of Versata Enterprises, Trilogy Enterprises, and Infield Acquisition.
     Joseph A. Liemandt
     Joseph A. Liemandt is an officer and a director of Versata Enterprises and the President, Chief Executive Officer, and Chairman of the board of directors of each of Trilogy, Trilogy Enterprises, and Infield Acquisition. Mr. Liemandt may be deemed to control, and beneficially own securities owned by, each of Trilogy, Versata Enterprises, Trilogy Enterprises, and Infield Acquisition. The present principal occupation of Mr. Liemandt is serving as the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy.
     The address of the principal office or business address of each reporting person is 6011 West Courtyard Dr., Suite 300, Austin, Texas  78730. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “Versata used approximately $1,540,519.37 of Versata’s working capital to purchase the shares of common stock of the issuer reported as beneficially owned by Versata herein.
     Trilogy has committed to provide for the funds necessary to purchase the securities tendered in the tender offer. Based upon the issuer’s filings with the Commission, Trilogy estimates that funds in the amount of approximately $15.0 million will be necessary to purchase such securities. The tender offer is not subject to any financing condition.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “On April 20, 2009, Infield Acquisition commenced a third-party tender offer for all of the issued and outstanding shares of common stock of the issuer, together with the associated stock purchase rights, at a net price per Share equal to $0.35 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO-T filed April 20, 2009 by Infield Acquisition with the Commission and the related Offer to Purchase dated April 20, 2009 and Letter of Transmittal and each other document filed as an exhibit to the Schedule TO-T. Trilogy Enterprises (a) notified the issuer of the tender offer pursuant to a letter dated April 20, 2009 from Trilogy Enterprises to the issuer’s President and Chief Executive Officer, Jeffrey H. Coats, and the issuer’s board of directors and (b) announced the tender offer pursuant to a press release dated April 20, 2009 issued by Trilogy Enterprises. The Schedule TO-T (including each exhibit thereto), the Offer to Purchase, the Letter of Transmittal, the letter, and the press release are furnished herewith as exhibits hereto and incorporated herein by reference.
     Each reporting person plans to review their investment in the issuer on a continuing basis. Subject to the tender offer and depending upon each factor discussed below and each other factor that is or may become relevant, each reporting person plans to consider: (i) acquiring additional shares of common stock of the issuer in open market or privately negotiated transactions; (ii) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the issuer; (iii) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the issuer; (iv) making a shareholder proposal or proposals to request that the issuer consider one or more extraordinary transactions, such as a merger; (v) selling all or part of the securities of the issuer owned by such reporting person in open market or privately negotiated transactions; and (vi) one or more combinations of the foregoing.
     Subject to the tender offer, any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, the results of the tender offer, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in

Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)

99.1	Additional Information (furnished herewith)

99.2	Schedule TO-T (incorporated herein by reference from the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.3	Offer to Purchase dated April 20, 2009 (incorporated herein by reference from Exhibit 99.1(a)(1)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.4	Form of Letter of Transmittal (incorporated herein by reference from Exhibit 99.1(a)(1)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.5	Letter dated April 20, 2009 from Trilogy Enterprises, Inc. to the issuer (incorporated herein by reference from Exhibit 99.1(a)(5)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.6	Press Release issued April 20, 2009 by Trilogy Enterprises, Inc. (incorporated herein by reference from Exhibit 99.1(a)(5)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Infield Acquisition, Inc.

By:	/s/ Sean P. Fallon
Name:	Sean P. Fallon
Title:	Attorney-in-Fact
Date:	April 20, 2009

Trilogy Enterprises, Inc.

By:	/s/ Sean P. Fallon
Name:	Sean P. Fallon
Title:	Attorney-in-Fact
Date:	April 20, 2009

Versata Enterprises, Inc.

By:	/s/ Sean P. Fallon
Name:	Sean P. Fallon
Title:	Attorney-in-Fact
Date:	April 20, 2009

Trilogy, Inc.

By:	/s/ Sean P. Fallon
Name:	Sean P. Fallon
Title:	Attorney-in-Fact
Date:	April 20, 2009

Joseph A. Liemandt

By:	/s/ Sean P. Fallon
Name:	Sean P. Fallon
Title:	Attorney-in-Fact
Date:	April 20, 2009

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)

99.1	Additional Information (furnished herewith)

99.2	Schedule TO-T (incorporated herein by reference from the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.3	Offer to Purchase dated April 20, 2009 (incorporated herein by reference from Exhibit 99.1(a)(1)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.4	Form of Letter of Transmittal (incorporated herein by reference from Exhibit 99.1(a)(1)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.5	Letter dated April 20, 2009 from Trilogy Enterprises, Inc. to the issuer (incorporated herein by reference from Exhibit 99.1(a)(5)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.6	Press Release issued April 20, 2009 by Trilogy Enterprises, Inc. (incorporated herein by reference from Exhibit 99.1(a)(5)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)